EXHIBIT 99.1

Qiao Xing Universal Telephone Inc. to Join Big League Mobile Phone Players

Huizhou, China — May 19, 2003 — Qiao Xing Universal Telephone Inc. (NASDAQ: XING), the second largest telephone manufacturer in China, expects its 65% owned subsidiary, CEC Telecom Ltd., to become one of the dominant local players in the mobile phone industry in the coming year.

The Company is making steady progress towards its strategic goal. Quietly, CECT is preparing to construct its production base on a 660,000 sq meter site in the Company’s headquarters in Huizhou, China.

Mr. Rui Lin Wu, Chairman of the Company, said, “All production will be carried out in the plant here in Huizhou, whereas the research and development work, customers service will be taken care of by our Beijing office. This arrangement enables us to enjoy the economy of scale for our operation and cut down on the costs of production. In addition, there will be benefits from the preferential policies granted to electronics manufacturers by the Guangdong Provincial Government.”

The mobile phone market in China is changing fast and the competitive edge seems to be switching towards the major local manufacturers. Because of technology secrecy and resources considerations, foreign players would find it difficult to build up the distribution network and provide similar after sales service to their customers like the local manufacturers. Therefore, it is not surprising that a lot of the foreign manufacturers are outsourcing their productions to Chinese producers. With the Chinese Government’s active participation in the establishment of the 3G standard and its support for the compatibility between 3G and GSM mobile phones, the life cycle of the GSM phones could be lengthened for another 10 years, which spells the chance for local manufacturers to capture a larger slice of the market.

“The Ministry of Information Industry and Planning Committee have, so far, granted only 30 licenses to produce GSM phones and 19 to produce CDMA phones in China, and it is unlikely any additional license would be granted in the near future. This would really constitute a barrier-to-entry for a new comer to the industry. CECT possesses appropriate licenses to produce both GSM and CDMA phones. What is more, our in-house research and development teams enable to develop our own products independently, which is crucial to differentiate our brand from other manufacturers. For example, the Q200 series with FM radio function, of which 8 models were granted patents, was very well received in the market last year, and phones with color monitor, chord polyphonic ringtone, MP3, MMS and even digital camera will be available for the market later this year. With the already established distribution network from our fixed line telephones and the additional outlets established by CECT itself, we anticipate becoming a frontrunner among the local mobile phones manufacturers soon,” Mr. Wu concluded.

About Qiao Xing Universal Telephone Inc.

In August 1995, Qiao Xing became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing acquired a 65% interest in CEC Telecom Ltd., one of the eleven manufacturers who have licenses to manufacture and sell both GSM and CDMA mobile phones in China. CEC Telecom Ltd. has been expanding at a tremendous pace. During 2002, it sold more than 800,000 pieces of 12 different models of mobile phones, versus only 60,000 pieces and only 4 models in 2001, while a sale of 3.5 million pieces has been targeted for 2003. At the same time, it has also successfully established a network of over 160 wholesale distributors to sell the CECT branded mobile phones in 27 provinces and municipalities throughout China.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

Source
Qiao Xing Universal Telephone Inc.

Contacts
Qiao Xing Universal Telephone Inc.
rickxiao@qiaoxing.com
86752-2820268

Stanford Capital International Ltd.
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